Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

InfrastruX Group, Inc.:

We consent to the use of our report dated August 10, 2009, with respect to the consolidated balance sheets of InfrastruX Group, Inc. as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholder’s equity and comprehensive loss, and cash flows for the period from May 8, 2006 (inception) through December 31, 2006, and for the years ended December 31, 2007 and 2008 (Successor periods), and the consolidated statements of operations, shareholder’s equity and comprehensive income, and cash flows of the Predecessor to InfrastruX Group, Inc. for the period from January 1, 2006 through May 7, 2006, except as to the last paragraph of Note 9(a), which is as of November 12, 2009, and to the reference to our firm under the heading “Experts” in this prospectus.

/s/ KPMG LLP

Seattle, Washington

November 12, 2009